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FILED VIA EDGAR

April 23, 2020

Jennifer Hardy
U.S. Securities and Exchange Commission
Division of Investment Management
Disclosure Review Office
100 F Street, N.E.
Washington, DC 20549

Re:                             Victory Variable Insurance Funds — Victory 500 Index VIP Series
File Nos.: 333—62051 and 811—8979

Dear Ms. Hardy:

On behalf of Victory Variable Insurance Funds (the “Registrant”), we submit this response to the supplemental comments from the Staff of the U.S. Securities and Exchange Commission (the “Commission”) relating to Post—Effective Amendment No. 50 to the Registrant’s Registration Statement on Form N—1A (File No.: 333—62051), filed on March 9, 2020 (the “Registration Statement”).

We expect that the Registrant will file with the Commission a post—effective amendment to the Registration Statement pursuant to Rule 485(a) under the Investment Company Act of 1940, as amended (the “1940 Act”), on or about April 24, 2020, incorporating the responses to the Staff’s comments below.

Below we identify in bold the Staff’s comments and note in regular type our responses.  Capitalized terms used but not defined in this letter have the meanings assigned to them in the Registration Statement.

On April 20, 2020, the Registrant responded to the Staff’s comments provided on April 15, 2020.  In this letter, references to specific comments relate to responses to the numbered comments contained in the Registrant’s April 20, 2020 letter.

We have attempted to accurately restate the Staff’s supplemental comments, which were provided on April 22, 2020 and April 23, 2020.

SHEARMAN.COM

Shearman & Sterling LLP is a limited liability partnership organized in the United States under the laws of the state of Delaware, which laws limit the personal liability of partners.

When a comment specific to one section of the Registration Statement would apply to similar disclosure elsewhere in the Registration Statement, we will make the changes consistently throughout the Registration Statement, as appropriate.

1)             Comment 3 - additional disclosures: The Staff may have additional comments upon review of disclosures in the Registration Statement revised to reflect the Staff’s original comments on April 15, 2020.

Response:  The Registrant acknowledges that the Staff may have additional comments.

2)             Comment 13 — Additional Fund Information: Please clarify the Fund’s ability to invest 100 percent of its assets in cash.

Response:  The Registrant has revised disclosure on page 6 to read as follows:

Keep in mind that for temporary or emergency cash management purposes, the Fund may hold all or a portion of its assets in cash, index futures, short-term money market instruments or shares of other investment companies. This may reduce the benefit from any upswing in the market, cause the Fund to fail to meet its investment objective and increase the Fund’s expenses.

3)             Comment 20 — Equity Risk: The Staff does not object to the proposed additional disclosure concerning additional investments in equity securities.  Please confirm that the disclosure has been revised.

Response:  The Registrant has revised the last sentence of the “Equity Risk” section to read as follows:

The Fund may continue to accept new subscriptions and to make additional investments in equity securities in a manner consistent with its investment strategy even under general market conditions that the Fund’s investment team views as unfavorable for equity securities.

4)             Comment 22 — Organization and Management of the Fund: Please confirm that material terms of the fee waiver and expense reimbursement, including recoupment, are disclosed in the fee table.

Response:  The Registrant believes that the material terms of the fee waiver and expense reimbursement, including recoupment, are disclosed in the “Annual Fund Operating Expenses” table and related footnote on page 1 of the prospectus.

5)             Comment 10 — Principal Investment Strategy: In the first sentence of the last paragraph of “Principal Investment Strategy,” please change “may” to “will.”

Response:  The Registrant will change the first sentence of this paragraph to read as follows:  “From time to time, the Fund’s investments will be concentrated in an industry or group of industries to the extent the Index is so concentrated.”

6)             Redemptions.  With respect to the last paragraph on page 15, please supplementally explain how an insurance company separate account that owns Fund shares can accept in-kind securities, or delete this disclosure.

Response: Insurance company separate accounts are institutional shareholders that are not necessarily prohibited from accepting in-kind redemptions.  This disclosure protects the Fund in that it reserves the Fund’s right to make in-kind distributions to the extent permitted by law, rule, regulation or contractual arrangement.  To the extent that an insurance company separate account is not permitted to receive in-kind distributions, the disclosure will put the insurance company on notice that this possibility exists.  This in turn will allow the insurance company to provide additional notice to the Fund of a large redemption so that the Fund can ensure that it can appropriately manage such redemption process.

7)             Additional Fund Information.  Item 9(b)(1), Instruction 6, provides that the Registration Statement must “Disclose, if applicable, that the Fund may, from time to time, take temporary defensive positions that are inconsistent with the Fund’s principal investment strategies in attempting to respond to adverse market, economic, or other conditions.”  Item 9(b)(1) also requires disclosure of the effect of taking such a temporary defensive position (e.g., that the Fund may not achieve its investment objective.

Response:  The Fund’s strategy is to track an index, and therefore the Fund does not intend to take temporary defensive positions that are inconsistent with its principal investment strategy in response to adverse market, economic or other conditions.  As disclosed on page 6 of the Fund’s prospectus, however, the Fund may, for temporary or emergency cash management purposes, hold all or a portion of its assets in cash, index futures, short-term money market instruments or shares of other investment companies.  This cash management tool will allow, for example, the Fund to put investors’ money to work right away by gaining market exposure consistent with its principal strategy through derivative instruments before it can fully deploy the cash in individual securities.  Similarly, this strategy will allow the Fund to convert portfolio holdings to cash to meet large or unexpected redemptions.  The Registrant discloses the potential effects of these actions.

Should you have any additional questions concerning the filing, please call me at (212) 848—4100.

Very truly yours,

Jay G. Baris

cc:                                Leigh A. Wilson, Chair, Victory Portfolios

Christopher K. Dyer, Victory Capital Management Inc.

Scott A. Stahorsky, Victory Capital Management Inc.

Erin G. Wagner, Victory Capital Management Inc.

Nathan J. Greene, Shearman & Sterling LLP

Matthew J. Kutner, Shearman & Sterling LLP